SECUR 06007885 SION
Washington, D.C. 20549

RECEIVED MAR 01 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 213

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SEC FILE NUMBER
8-15847

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American General Equity Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Franklin Square
(No. and Street)

Springfield (City) IL (State) 62713-0001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tammie Willy (713) 831-3502
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana St., Suite 2900 (Address) Houston (City) TX (State) 77002-5678 (Zip Code)

PROCESSED MAY 18 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 5/17/06

OATH OR AFFIRMATION

I, Tammie Willy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American General Equity Services Corporation, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director of Finance, Treasurer, FinOp
Title

CHERYL J. KLEPPER
MY COMMISSION EXPIRES
April 16, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

American General Equity Services Corporation

Consolidated Financial Statements and Supplemental Schedules
December 31, 2005

American General Equity Services Corporation
Index
December 31, 2005

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors

To the Board of Directors and Stockholder of
American General Equity Services Corporation

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of American General Equity Services Corporation and its subsidiary (the "Company") at December 31, 2005, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2006

American General Equity Services Corporation
Consolidated Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 14,186,911
Deposits held by clearing brokers, restricted	70,000
Receivable from clearing broker	792,621
Concessions receivable from product sponsors	1,966,728
Concessions receivable from affiliates	999,083
Accounts receivable from representatives	399,559
Accounts receivable from affiliates	63,006
Fixed assets, at cost (net of accumulated depreciation and amortization of $262,301)	19,743
Prepaid expenses and other assets	302,919
Total assets	$ 18,800,570
Liabilities and Stockholder's Equity	
Liabilities	
Commissions payable	$ 4,441,683
Payable to affiliates	1,713,530
Accrued expenses and other liabilities	2,387,183
Federal income taxes payable	277,096
Securities sold, not yet purchased, at market value	6,067
Total liabilities	8,825,559
Stockholder's equity	
Common stock, $10 par value 1,000 shares, authorized, issued and outstanding	10,000
Additional paid-in capital	3,814,871
Retained earnings	6,150,140
Total stockholder's equity	9,975,011
Total liabilities and stockholder's equity	$ 18,800,570

The accompanying notes are an integral part of these consolidated financial statements.

American General Equity Services Corporation
Consolidated Statement of Operations
Year Ended December 31, 2005

Revenues	
Concession revenue	$ 66,371,789
Concession revenue from affiliates	21,011,932
Product sponsor revenue sharing	1,521,709
Product sponsor revenue sharing from affiliates	979,254
Affiliation fee	1,609,095
Clearing revenue	341,737
Investment income	529,090
Reimbursement of expenses from affiliates	320,588
Other income	947,148
Total revenues	93,632,342
Expenses	
Commission expense	76,757,750
Employee compensation and benefits	5,529,708
Clearing expenses	246,596
Professional fees	2,369,349
Taxes, fees and licenses	423,294
Travel and business promotion expenses	359,971
Depreciation and amortization expense	75,438
General and administrative	7,158,764
Total expenses	92,920,870
Income before federal and state income taxes	711,472
Federal income tax expense	645,437
Net income	$ 66,035

The accompanying notes are an integral part of these consolidated financial statements.

American General Equity Services Corporation
Consolidated Statement of Changes in Stockholder's Equity
Year Ended December 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at December 31, 2004	$ 10,000	$ 3,814,871	$ 6,084,105	$ 9,908,976
Net income	-	-	66,035	66,035
Balances at December 31, 2005	$ 10,000	$ 3,814,871	$ 6,150,140	$ 9,975,011

The accompanying notes are an integral part of these consolidated financial statements.

American General Equity Services Corporation
Consolidated Statement of Cash Flows
Year Ended December 31, 2005

Operating activities	
Net income	$ 66,035
Adjustments to reconcile net income to cash provided by operating activities	
Depreciation expense	75,438
Changes in assets and liabilities	
Concessions receivable from product sponsors	1,799,333
Concession receivable from affiliates	(519,749)
Receivable from clearing broker	(326,113)
Accounts receivable from representatives	285,238
Accounts receivable from affiliates	149,823
Securities sold, not yet purchased	574
Prepaids and other assets	56,342
Commissions payable	(1,467,933)
Payable to affiliates	379,865
Income taxes payable	277,096
Accrued expenses and other liabilities	1,261,583
Net cash provided by operating activities	2,037,532
Net increase in cash and cash equivalents	2,037,532
Cash and cash equivalents	
Beginning of year	12,149,379
End of year	$ 14,186,911
Supplemental disclosure of cash flow information	
Cash paid during the year for income taxes	$ 166,000

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of Business and Significant Accounting Policies

Nature of Business
American General Equity Services Corporation ("AGESC" or the "Company") is a wholly owned subsidiary of American General Life Insurance Company ("AGL" or the "Parent"), an indirect wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company is registered as a broker-dealer for variable life and variable annuities. The Company is authorized to transact business in all 50 states.

The Company's wholly owned subsidiary, American General Securities Incorporated ("AGSI") is registered as a broker-dealer under the Securities and Exchange Act of 1934 as a general securities dealer and is authorized to transact business in all 50 states. AGSI is also licensed as a registered investment advisor. AGSI has a clearing agreement with Pershing (the "Clearing Broker") who carries the account of AGSI on a fully disclosed basis.

AGSI does not hold customer funds or securities and, accordingly, is exempt from SEC Customer Protection Rule 15c3-3, subparagraph (k)(2)(i) as described in Supplemental Schedules II and III.

AGSI will contribute 100% of the net assets and liabilities of its subsidiary, American General Insurance Agency Incorporated to the Company during first quarter of 2006. The Company will then contribute 100% of the net assets and liabilities up to the ultimate parent ("AIG") where it will in turn be contributed back down to the AIG Advisor Network. This is also expected to be completed in the first quarter of 2006.

Consolidation Principles
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, AGSI. All significant intercompany transactions and accounts have been eliminated.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and all highly liquid investments with maturities of 90 days or less when purchased.

Income Taxes
For the year ended December 31, 2005, the Company will file a separate consolidated federal tax return. The Company will be allowed to join in the filing of a consolidated federal income tax return with AIG and its affiliates beginning January 1, 2007.

The Company uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized.

The effective tax rate for 2005 was 89%, which differed from the statutory federal income tax rate of 35% due to a nondeductible regulatory fine of $1,127,623 for its subsidiary coupled with a prior year tax true-up of $4,544. The true-up was from an adjustment to the final tax return for 2004, which was filed during the 2005, and represented the difference between the estimated federal income tax liability at 35% and the actual income tax liability as calculated in the final 2004 tax return.

The Company files separate state and local income tax returns.

Revenue Recognition
Concession revenue represents revenues earned on the sale of products distributed by the Company's registered representatives. Concession revenue and the related commission expense is recorded on a trade-date basis as securities transactions occur.

Clearing revenue represents fees earned from the Company's representatives for executing trades through the Clearing Broker of the fees charged to the Company by the Clearing Broker. Clearing revenue is recorded on a trade-date basis as securities transactions occur.

Product sponsor revenue sharing represents revenue earned from various product sponsors for assets under management and/or product sales volume.

Affiliation fee revenue represents a weekly fee charged to the Company's representatives to cover certain agency costs such as continuing education and communications.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Management has determined that the fair value of the Company's financial instruments is equivalent to the carrying amount of such financial instruments as presented or disclosed in the financial statements.

Fixed Assets and Depreciation
Furniture and fixtures are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method based upon the estimated useful lives of the assets. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in earnings.

Securities
Securities sold, not yet purchased, consist of the Company's trading and investment accounts at market value.

2. Commitments and Contingencies

The Company is subject to various legal and regulatory actions in the ordinary course of its business. Pending legal and regulatory actions include proceedings relating to aspects of our business and operations that are typical of the business in which the Company operates. The outcomes of the legal and regulatory matters are subject to many uncertainties and therefore cannot be predicted. It is possible that the results of operations or the cash flow of the Company could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters should not have a material adverse effect on the Company's financial position.

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Deposits Held by Clearing Broker

Under the terms of the clearing agreement between the Company and the Clearing Broker, the Company is required to maintain a certain level of cash or securities on deposit with the Clearing Broker. Should the Clearing Broker suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the Clearing Broker. The Company has funds invested in a money market account on deposit with the Clearing Broker to meet this requirement. As of December 31, 2005, $403 is owed to the Clearing Broker by these customers.

4. Liabilities Subordinated to Claims of General Creditors

The Company had no subordinated liabilities during the year ended December 31, 2005. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2005.

5. Net Capital Requirements and Reconciliation Between the Audited Statement of Financial Condition and the FOCUS Report with Respect to Methods of Consolidation

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2005, the Company had net capital of $266,334, which was $261,334 in excess of the $5,000 minimum net capital required for the Company. The Company's ratio of aggregate indebtedness to net capital was .10 to 1 at December 31, 2005. The Company files its FOCUS report on an unconsolidated basis.

At December 31, 2005, AGSI had net capital of $8,313,179, which was $7,729,710 in excess of its $583,469 minimum net capital requirement. AGSI's ratio of aggregate indebtedness to net capital was 1.05 to 1 at December 31, 2005.

A reconciliation of amounts reported herein to amounts reported by the Company on the FOCUS report filed with the Securities and Exchange Commission with respect to methods of consolidation is as follows:

	FOCUS Report	Subsidiary Consolidated, and Related Eliminations	Financial Statements
Assets			
Cash and cash equivalents	$ 297,982	$ 13,888,929	$ 14,186,911
Deposits held by clearing brokers, restricted	-	70,000	70,000
Receivable from clearing broker	-	792,621	792,621
Concessions receivable from product sponsors	-	1,966,728	1,966,728
Concessions receivable from affiliates	-	999,083	999,083
Accounts receivable from representatives	-	399,559	399,559
Accounts receivable from affiliates	7,885	55,121	63,006
software, at cost (net of accumulated depreciation and amortization of $262,301)	-	19,743	19,743
Prepaid expenses and other assets	66,106	236,813	302,919
Investment in subsidiary	9,628,726	(9,628,726)	-
Total assets	$ 10,000,699	$ 8,799,871	$ 18,800,570
Liabilities and Stockholder's Equity			
Liabilities			
Commissions payable	$ -	$ 4,441,683	$ 4,441,683
Payable to Parent and affiliates	25,688	1,687,842	1,713,530
Accrued expenses and other liabilities	-	2,387,183	2,387,183
Federal income tax payable	-	277,096	277,096
Securities sold, net yet purchased	-	6,067	6,067
Total liabilities	25,688	8,799,871	8,825,559
Stockholder's equity			
Common stock, $10 par value; 1,000 shares authorized, issued and outstanding	10,000	-	10,000
Additional paid-in capital	3,814,871	-	3,814,871
Retained earnings	6,150,140	-	6,150,140
Total stockholder's equity	9,975,011	-	9,975,011
Total liabilities and stockholder's equity	$ 10,000,699	$ 8,799,871	$ 18,800,570

6. Related Party Transactions

AGESC is the principal underwriter and distributor of AGL, AIG Life Insurance Company and American International Life Assurance Company of New York (two companies combined "AIGL/AIL") and the United States Life Insurance Company in the City of New York ("USL") variable annuity and variable universal life contracts. Commission of $17,248,924, $4,064,902 and $24,904 were paid by affiliated companies, including other broker-dealers, in connection with the distribution of AGL, AIGL/AIL and USL contracts, respectively. The Company does not receive the cash related to these commissions. The resulting Commission revenues and offsetting commission expense have not been reflected in these financial statements.

Insurance-related business is transacted through insurance agencies, which are indirect wholly owned subsidiaries or affiliates, that remit all revenues (net of state taxes and fees) to the Company or VALIC Financial Advisors ("VFA"). The Company is responsible for commission payment of revenues that are distributed to it and all support functions for these insurance agencies. AGSI allocates a portion of the administrative expenses of the network. During 2005, the Company received $26,986 of expense reimbursements, which have been recorded as reimbursements of expense from affiliates in the Statement of Operations.

AGSI performs administrative services for certain affiliated companies and receives reimbursement for the expenses related to these services. AGSI allocates a portion of its Field Education and Review Team ("FERT") expenses to its affiliates. During 2005, the Company received $48,085 of reimbursements, which have been recorded as reimbursement of expense from affiliates in the Statement of Operations.

AGESC and AGSI receive services from American General Life Companies, an affiliated shared services company, that in turn allocates a portion of the applicable departmental expenses to AGESC and AGSI. Departmental expenses in the amount of $3,721,512 were allocated in total to AGESC and AGSI during 2005.

Salaries and other employee benefits, certain data processing expenses, and office rent are paid by AGL and billed to AGESC and AGSI. The Company recognized $5,529,708, $2,138,378 and $571,805 for salaries and employee benefit expense, data processing expenses and rent expense, respectively, during 2005.

At December 31, 2005, the Company had concessions receivable from affiliated product sponsors for the sales of proprietary products. During 2005, the Company earned concessions revenue and product sponsor revenue sharing for sale of proprietary products.

7. Fixed Assets

As of December 31, 2005, the Company's fixed asset balances were as follows:

		Estimated Useful Life
Furniture and fixtures	$ 282,044	3–10 years
Accumulated depreciation	(262,301)	
Net fixed assets	$ 19,743	

Depreciation expense on fixed assets was $75,438 for the year ended December 31, 2005.

8. Disclosures About Guarantees

The Company clears all of its securities transactions through the Clearing Broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has recorded no liabilities with regard to the right. During 2005, the Company did not have any losses related to these guarantees for which payments were made.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the Clearing Broker and all counterparties with which it conducts business.

9. Off Balance Sheet Risk and Concentration of Credit Risk

Occasionally, the Company executes transactions involving the sale of securities, not yet purchased. Such transactions expose the Company to off balance sheet risk in the event the market value of securities sold short increases, subjecting the Company to trading losses. Management monitors the market value of these positions on a daily basis to control the risk associated with these sales.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off balance sheet risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

American General Equity Services Corporation
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005 — Schedule I

Net capital	
Total stockholder's equity (from the consolidated statement of financial condition)	$ 9,975,011
Less	
Nonallowable assets	
Investment in subsidiary	9,628,726
Prepaid and other assets	66,106
Accounts receivable from affiliates	7,885
Total nonallowable assets	9,702,717
Haircut on securities positions	5,960
Net capital	$ 266,334
Aggregate indebtedness	
Items included on statement of financial condition	
Accrued expenses and other liabilities	$ 25,688
Total aggregate indebtedness	$ 25,688
Computation of basic net capital requirement	
Minimum net capital required (greater of 6-2/3% of aggregated indebtedness or $5,000)	$ 5,000
Excess net capital	$ 261,334
Ratio: Aggregate indebtedness to net capital	.10

The Company filed an amended Form X 17A 5 Part IIA filing on February 28, 2006, to adjust for certain items identified after the filing of the original Form X 17A 5 Part IIA filing on January 23, 2006. The Company does not consider these adjustments to be material. A reconciliation of net capital as originally reported to the amount per the amended Form X 17A 5 Part IIA is provided below:

Net capital, as reported in the Company's Part II (unaudited) FOCUS Report dated January 23, 2006	$ 9,987,433
Decrease in nonallowable assets	(10,487)
Audit adjustments to correct affiliate expense	(1,935)
Net capital, as reported with Company's amended Part II (unaudited) FOCUS Report	$ 9,975,011

American General Equity Services Corporation
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005 — Schedule II

The Company is exempt from the reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Stockholder of
American General Equity Services Corporation

In planning and performing our audit of the consolidated financial statements and supplemental schedules of American General Equity Services Corporation (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customer or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2005